Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

September 24, 2018

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File No.: 811-22525
Nuance Concentrated Value Fund (S000031967)
Nuance Mid Cap Value Fund (S000043170)
Nuance Concentrated Value Long-Short Fund (S000052217)

Dear Ms. White:

The purpose of this letter is to respond to the comments provided on September 19, 2018 regarding the preliminary proxy statement filed on Schedule 14A (“Proxy Statement”) (accession number 0000894189-18-005140) with the U.S. Securities and Exchange Commission (the “SEC”) regarding the approval of (i) a new investment advisory agreement for the Nuance Concentrated Value Fund (the “Concentrated Value Fund”), the Nuance Mid Cap Value Fund (the “Mid Cap Value Fund”) and the Nuance Concentrated Value Long-Short Fund (the “Long-Short Fund”) (together, the “Funds”); and (ii) a continuation of the Long-Short Fund’s classification as a non-diversified fund under Section 5(b) of the Investment Company Act of 1940, as amended (the “1940 Act”).

For your convenience in reviewing the responses, the comments and suggestions received are included in bold-face type immediately followed by the response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Proxy Statement.

Responses to the comments are as follows:

1.
The Staff notes that the first sentence of the second question in the “Questions and Answers” section states that Montage Investments, LLC (“Montage”) “has decided to sell its controlling ownership interest in Nuance to the other existing owners of Nuance.” Elsewhere in the Proxy Statement, it states that Montage “intends to sell its controlling ownership interest in Nuance back to the company.” Please reconcile those two statements.

The Trust responds by revising the first paragraph of the response as follows:

“~~Montage Investments, LLC (“Montage”) has decided to sell its controlling ownership interest in Nuance to the other existing owners of Nuance.~~ Pursuant to an agreement with Trust, Nuance currently serves as investment adviser to each of the Funds. As required by the 1940 Act, the current investment advisory agreement with Nuance automatically terminates if Nuance experiences a direct or indirect change in control.  In effect, this provision requires each Fund’s shareholders to vote on a new investment advisory agreement whenever the ownership of the Fund’s investment adviser significantly changes.  The provision is designed to ensure that shareholders have a say in determining the company or persons that manage their fund.  As described in more detail below and in the proxy statement, Montage intends to sell its controlling ownership interest in Nuance back to the company (the “Transaction”), which will result in a change of control of Nuance and a termination of the current investment advisory agreement with respect to each Fund (the “Current Advisory Agreement”).  To ensure continuation of the advisory services provided to each Fund, shareholders of each Fund are being asked to approve the New Advisory Agreement.”

2.
The Staff notes that the third question in the “Questions and Answers” section refers to the terms of the “Purchase Agreement” whereas elsewhere the Proxy Statement refers to the “Transaction” between Montage and Nuance Investments, LLC (“Nuance”). Please ensure that the Proxy Statement consistently describes the nature of the change of control at Nuance.

The Trust responds by revising the response to the third question as follows:

“Pursuant to the terms of the Transaction ~~agreement between Montage and Nuance, (the “Purchase Agreement”)~~, Montage intends to sell its controlling interest in Nuance back to Nuance, which will result in  a change of control of Nuance and a termination of the Current Advisory Agreement. As a result of the Transaction, the remaining owners of Nuance, the co-portfolio managers of the Funds, will own a greater percentage of Nuance with Scott Moore owning a majority interest.”

3.
Please revise the response to the fifth question on page ii of the “Questions and Answers” section of the Proxy Statement to explain in plain English what a non-diversified fund is, rather than providing the definition from Section 5(b) of the 1940 Act and to disclose the risks of investing in a non-diversified fund.

The Trust responds by revising the response as follows:

~~Section 5(b) of the 1940 Act provides that funds shall be classified as either “diversified” or “non-diversified.” Section 5(b) provides that diversified funds are those that, with respect to 75% of their total assets, may not (i) purchase securities of any issuer (except securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities or shares of investment companies) if, as a result, more than 5% of its total assets would be invested in the securities of such issuer, or (ii) acquire more than 10% of the outstanding voting securities of any one issuer be  sets forth the requirements that must be met for an investment company to be diversified. Non-diversified funds are any funds other than diversified funds.~~   Under the 1940 Act, a fund must be classified as either “diversified” or “non-diversified.”  A non-diversified fund may invest in greater proportions in the securities of fewer issuers than a diversified fund.  Because a “non-diversified” fund may invest a greater percentage of its assets in the securities of a single issuer, a decline in the value of an investment in a single issuer could cause the Fund’s overall value to decline to a greater degree than if the Fund held a more diversified portfolio. The Long-Short Fund is a non-diversified fund but has been continuously operating as a diversified fund since January 31, 2016. Rule 13a-1 under the 1940 Act provides that a non-diversified fund which operates as a diversified fund for three consecutive years shall automatically become a diversified fund. Section 13(a)(1) of the 1940 Act provides that a fund may not change its classification from diversified to non-diversified unless authorized by the vote of a majority of the outstanding voting securities of the fund.

4.	Please review the disclosure in the first paragraph under “Background” on page 2 of the Proxy Statement for accuracy and revise as needed.

The Trust responds by revising the first paragraph on page 2 of the Proxy Statement as follows:

“The solicitation of shareholder votes on Proposal 1 is necessitated because of a proposed change of control at Nuance.  Montage Investments, LLC (“Montage”), a control person and owner of the majority of the outstanding voting equity securities of Nuance, is expecting to sell all of its ownership interest in Nuance back to the company~~.~~ (the “Transaction”). As a result of the Transaction, the remaining co-owners of Nuance~~,~~ will be the co-portfolio managers of the Funds Scott Moore and Chad Baumler. Messrs. Moore and Baumler are ~~co-portfolio managers of the Funds and~~ each ~~is a~~ current owners of Nuance. Mr. Moore is currently a control person of Nuance along with Montage. Following the Transaction, Mr. Moore would own the majority of the outstanding voting equity securities of Nuance and would be the only control person of Nuance."

5.
Please revise the description of the recoupment provision under New Expense Limitation Agreement in the first paragraph of page 4 of the Proxy Statement so that it is consistent with the language of the New Advisory Agreement.

The Trust responds by revising the description of the recoupment provision as follows:

“Subsequent to the closing of the Transaction, Nuance will be permitted to seek recoupment of any management fees waived or expenses reimbursed under the Current Expense Limitation Agreement. Nuance may request recoupment of previously waived management fees or reimbursed expenses for a period of thirty-six months following the end of the month in which~~for three fiscal years from the date~~ the fees were waived or expenses reimbursed, subject to the expense limitation in place at the time of reimbursement and the expense limitation in place at the time of recoupment.”

6.
Please revise the disclosure regarding the description of Proposal 2 on page 9 of the Proxy Statement to include a plain English discussion of what a non-diversified fund is and to discuss the risks of investing in a non-diversified fund.

The Trust responds by revising the first paragraph on page 9 of the Proxy Statement as follows:

Section 5(b) of the 1940 Act provides that funds shall be classified as either “diversified” or “non-diversified.” Under the 1940 Act, a fund must be classified as either “diversified” or “non-diversified.”  A non-diversified fund may invest in greater proportions in the securities of fewer issuers than a diversified fund.  Because a “non-diversified” fund may invest a greater percentage of its assets in the securities of a single issuer, a decline in the value of an investment in a single issuer could cause the Fund’s overall value to decline to a greater degree than if the Fund held a more diversified portfolio.

Section 5(b) provides that diversified funds are those that, with respect to 75% of their total assets, may not (i) purchase securities of any issuer (except securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities or shares of investment companies) if, as a result, more than 5% of its total assets would be invested in the securities of such issuer, or (ii) acquire more than 10% of the outstanding voting securities of any one issuer be  sets forth the requirements that must be met for an investment company to be diversified. Non-diversified funds are any funds other than diversified funds.

7.
The third paragraph on page 9 of the Proxy Statement states that “the Long-Short Fund currently holds a significant number of short positions. At times when the Long-Short Fund holds significant short positions, it is less likely to hold a non-diversified portfolio. Nuance anticipates that the Long-Short Fund will continue to hold significant short positions through January 31, 2019.” Please add disclosure explaining why the Long-Short Fund is less likely to hold a non-diversified portfolio at times when the Fund holds significant short positions.

The Trust responds by revising the disclosure as follows:

“The Long-Short Fund currently holds a significant number of short positions. At times when the Long-Short Fund holds significant short positions, it is less likely to hold a non-diversified portfolio. The Long-Short Fund’s strategy provides that it will take long positions in 15-35 securities and short positions in up to 50 securities the Fund otherwise does not own in anticipation the price of those securities will decline. Accordingly, when the Long-Short Fund holds significant short positions it will be spreading assets over a greater number of holdings rather than concentrating investments in a smaller number of long positions. Nuance anticipates that the Long-Short Fund will continue to hold significant short positions through January 31, 2019. However, Nuance believes it would be advantageous to shareholders for the Fund to retain the flexibility to maintain a non-diversified portfolio of long positions at times when Nuance does not believe market conditions favor holding significant short positions in the Long-Short Fund..

8.
Page 11 of the Proxy Statement states “All properly executed proxies received in time for the Special Meeting will be voted as specified in the proxy or, if no specification is made, FOR the Proposals referred to in the proxy statement.”  Please add bolded language to that effect on the proxy card as required by Rule Rule 14a-4(b) under the Securities Exchange Act of 1934.

The Trust responds by revising the Proxy Card to add the following in bold-face type: “When properly executed, this proxy will be voted as indicated or “FOR” the proposals if no choice is indicated.”

9.	Please either add the disclosure required by Item 23 of Schedule 14a or confirm that it is not required.

The Trust responds by adding the following disclosure to page 12 of the Proxy Statement:

“If possible, depending on shareholder registration and address information, and unless you have otherwise opted out, only one copy of this Proxy Statement will be sent to shareholders at the same address.  However, each shareholder will receive separate proxy cards.  If you would like to receive a separate copy of the Proxy Statement, please call 1-833-782-7196.  If you currently receive multiple copies of Proxy Statements or shareholder reports and would like to request to receive a single copy of documents in the future, please call 1-855-682-6233 or write to USBFS at 615 East Michigan Street, Milwaukee, Wisconsin 53202.”

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch, Esq.
Secretary

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.